January 28, 2002

Media Contact: Ed Nicholson, 479-290-4591
Investor Contact: Louis Gottsponer, 479-290-4826

TYSON REPORTS FIRST QUARTER FISCAL 2002 RESULTS

Springdale, Arkansas--Tyson Foods, Inc. (NYSE: TSN), today reported $0.36 diluted earnings per share for the first fiscal quarter ended December 29, 2001, compared to $0.12 diluted earnings per share in the same quarter last year. On September 28, 2001, the Company acquired the remaining shares of IBP, inc. (IBP). Accordingly, first quarter fiscal 2002 results include 100 percent of IBP's operations.

First quarter sales were $5.86 billion compared to $1.77 billion last year. Operating income was $273.0 million compared to $68.1 million in the same quarter last year with operating margin at 4.7 percent compared to 3.9 percent last year. Chicken segment operating margin was 7.8 percent for the current quarter and 4.0 percent for the same quarter last year. Beef segment, pork segment, and prepared foods segment operating margins were 1.9 percent, 6.8 percent, and 3.8 percent, respectively. The beef segment and the majority of the pork and prepared foods segments resulted from the fourth quarter acquisition of IBP and therefore, operating margins for the prior year quarter are not presented. Earnings for the first quarter of fiscal 2002 were $126.9 million compared to $27.0 million for the same period last year.

John Tyson, chairman and CEO, said, "As I think about all that has been accomplished in the past year, I am most proud of how our folks have kept their focus on their customers and business. The hard work of our people over the past year on our chicken business shows in its results, our pork business had a tremendous quarter, and our beef and prepared foods segments showed solid results. I'm especially pleased that we reduced our debt by $427.9 million during the quarter and by over $550 million since we closed the cash tender for IBP on August 3, 2001. Our second quarter is always a much more challenging earnings quarter, but we remain optimistic about our outlook for the fiscal year."

At this time, the Company expects fiscal second quarter 2002 diluted earnings per share to be in the range of $0.17 to $0.20, and has improved its outlook for fiscal 2002 diluted earnings per share to a range of $1.10 to $1.20. The Company's earnings for fiscal 2002 include 100 percent of IBP's operations.

TYSON FOODS, INC.
News Release
January 28, 2002

In connection with the IBP acquisition, the Company became the world's largest protein provider and as a result, the composition of its reportable segments changed. The Company operates in five business segments: Beef, Chicken, Pork, Prepared Foods and Other. The Company measures segment profit as operating income.

The Beef segment is primarily involved in the slaughter of live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. It also involves deriving value from allied products such as hides and variety meats for sale to further processors and others. The Beef segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

The Chicken segment includes fresh, frozen and value-added chicken products sold through domestic food service, domestic retail markets for at-home consumption, wholesale club markets targeted to small foodservice operations, small businesses and individuals, as well as specialty and commodity distributors who deliver to restaurants, schools and international markets throughout the world. The Chicken segment also includes sales from allied products and the chicken breeding stock subsidiary.

The Pork segment represents the Company's live swine group, hog slaughter and fabrication operations, case-ready products and related allied product processing activities. The Pork segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. It also sells allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

The Prepared Foods segment includes the Company's operations that manufacture and market frozen and refrigerated food products. Products include pepperoni, beef and pork toppings, pizza crusts, flour and corn tortilla products, appetizers, hors d'oeuvres, desserts, prepared meals, ethnic foods, soups, sauces, side dishes, specialty pasta and meat dishes as well as branded and processed meats.

The Other segment includes the logistics group and other corporate groups not identified with specific protein groups.

TYSON FOODS, INC.
News Release
January 28, 2002

Information on segments is as follows with prior periods restated to conform to the Company's new segment reporting (in millions):

First Quarter Segment Review
	Sales by Segment		Operating Income by Segment
	Three Months Ended		Three Months Ended

	December 29, 2001	December 30, 2000	December 29, 2001	December 30, 2000

Beef	$2,547.6	$-	$48.9	$-
Chicken	1,773.5	1,659.1	138.0	66.0
Pork	688.8	38.0	46.7	(0.1)
Prepared Foods	835.8	60.7	31.4	1.2
Other	19.0	10.8	8.0	1.0

Total	$5,864.7	$1,768.6	$273.0	$68.1

Beef segment first quarter sales totaled $2.55 billion. Beef case ready sales during the period totaled $159.6 million and international beef sales totaled $352.4 million. Beef segment operating income totaled $48.9 million. The Beef segment resulted from the acquisition of IBP in the fourth quarter of fiscal 2001.

Chicken segment first quarter sales totaled $1.77 billion compared to $1.66 billion for the same period last year, an increase of 6.9 percent. Volume grew 4.6 percent while average sales prices increased 2.2 percent. Foodservice chicken sales increased 3.9 percent, retail chicken sales increased 3.3 percent and international chicken sales, including Tyson de Mexico, increased 27.1 percent. Chicken segment operating income increased $72.0 million primarily due to decreases in operating costs, an increase in sales volume of core value-added products and price improvements.

Pork segment first quarter sales totaled $688.8 million compared to $38.0 million in the same period last year. Pork case ready sales totaled $49.3 million, and international pork sales totaled $69.3 million. Pork segment operating income increased $46.8 million from the same period last year. The increase in both sales and operating income is primarily due to the inclusion of results for the IBP pork group.

Prepared Foods segment first quarter sales totaled $835.8 million compared to $60.7 million in the same period last year. The Prepared Foods segment operating income increased $30.2 million from the same period last year. The increase in both sales and operating income is primarily due to the inclusion of results of the prepared foods operations that were included in the acquisition of IBP.

TYSON FOODS, INC.
News Release
January 28, 2002

CONSOLIDATED CONDENSED
STATEMENTS OF INCOME
(In millions except per share data)
(Unaudited)

	Three Months Ended

	December 29, 2001	December 30, 2000
Sales	$5,864.7	$1,768.6
Cost of Sales	5,354.9	1,586.6

Gross Profit	509.8	182.0

Selling, General and Administrative	236.8	113.9

Operating Income	273.0	68.1

Miscellaneous Expense	0.1	0.7
Interest Expense	78.5	26.7

Income Before Income Taxes
And Minority Interest	194.4	40.7

Provision for Income Taxes	67.5	14.2
Minority Interest	-	(0.5)

Net Income	$126.9	$27.0

Diluted Earnings Per Share	$0.36	$0.12

Diluted Average Shares Outstanding	354.6	223.9

Dividends Per Share:
Class A	$0.040	$0.040
Class B	$0.036	$0.036

Sales Growth (Decline)	231.6%	(2.2%)

Margins: (Percent of Sales)
Gross Profit	8.7%	10.3%

Operating Income	4.7%	3.9%

Net Income	2.2%	1.5%

Effective Tax Rate	34.7%	34.8%

TYSON FOODS, INC.
News Release
January 28, 2002

CONSOLIDATED CONDENSED
BALANCE SHEETS
(In millions)
(Unaudited)

	December 29, 2001	September 29, 2001

Assets
Current Assets:
Cash and cash equivalents	$92.3	$70.0
Accounts receivable, net of allowance	1,121.4	1,199.0
Inventories	1,907.2	1,910.5
Other current assets	55.1	110.9

Total Current Assets	3,176.0	3,290.4

Property, Plant and Equipment, net	4,088.0	4,085.2
Goodwill	2,755.9	2,755.9
Investments and Other Assets	423.2	500.3

Total Assets	$10,443.1	$10,631.8

Liabilities and Shareholders' Equity
Current Liabilities:
Current debt	$453.0	$760.6
Trade accounts payable	819.6	798.9
Other current liabilities	940.0	856.6

Total Current Liabilities	2,212.6	2,416.1

Long-Term Debt	3,894.8	4,016.3
Deferred Income Taxes	625.2	608.6
Other Liabilities	237.0	236.9
Shareholders' Equity:	3,473.5	3,353.9

Total Liabilities and Shareholders' Equity	$10,443.1	$10,631.8

TYSON FOODS, INC.
News Release
January 28, 2002

CONSOLIDATED CONDENSED
STATEMENTS OF CASH FLOWS
For the Periods Ended
(In millions)
(Unaudited)

	Three Months Ended

	Dec. 29, 2001	Dec. 30, 2000

Cash Flows Provided by Operating Activities:
Net income	$126.9	$27.0
Net changes in working capital	202.6	22.2
Depreciation and amortization	117.0	75.5
Deferred taxes and other	60.5	(1.3)

Cash Provided by Operating Activities	507.0	123.4

Cash Flows Used in Investing Activities:
Additions to property, plant and equipment	(108.5)	(47.1)
Proceeds from dispositions of assets	0.5	20.9
Net change in investment in commercial paper	93.9	2.1
Net changes in other assets and liabilities	(23.1)	(6.9)

Cash Used in Investing Activities	(37.2)	(31.0)

Cash Flows from Financing Activities:
Net change in debt	(427.9)	(77.0)
Purchase of treasury shares	(5.8)	(18.3)
Dividends and other	(12.8)	(8.6)

Cash Used in Financing Activities	(446.5)	(103.9)

Effect of Exchange Rate Change on Cash	(1.0)	1.9

Increase (Decrease) in Cash and Cash Equivalents	22.3	(9.6)

Cash and Cash Equivalents at Beginning of Period	70.0	42.9

Cash and Cash Equivalents at End of Period	$92.3	$33.3

TYSON FOODS, INC.
News Release
January 28, 2002

Tyson Foods, Inc. (NYSE: TSN), founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of beef, chicken and pork. Tyson Foods produces a wide variety of brand name, processed food products and is the recognized market leader in almost every retail and foodservice market it serves. The Company has 120,000 team members and more than 300 facilities and offices in 32 states and 22 countries.

A conference call to discuss the Company's financial results will be held at 10:00 a.m. CST (11:00 a.m. EST) today. To listen live via telephone, call 888-276-0007. International callers dial 612-332-0630. No access code is required. The call will also be webcast live on the Internet at www.tyson.com/investorrel/publications/confcall.asp. The webcast will be available for replay within two hours of the conclusion of the call. A telephone replay will be available beginning at 1:30 p.m. CST today through February 28th at 800-475-6701. International callers dial 320-365-3844. The replay access code is 619737. A spreadsheet of the tables in this release will soon be available at www.tyson.com/investorrel/newsinfo/xls/q102.xls.

Forward Looking Statements.

Certain statements contained in this communication are "forward-looking statements" such as statements relating to expected earnings. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) fluctuations in the cost and availability of raw materials, such as live cattle, live swine or feed grains; (ii) changes in the availability and relative costs of labor and contract growers; (iii) operating efficiencies of facilities; (iv) market conditions for finished products, including the supply and pricing of alternative proteins; (v) effectiveness of advertising and marketing programs; (vi) the ability of the Company to make effective acquisitions and successfully integrate newly acquired businesses into existing operations; (vii) risks associated with leverage, including cost increases due to rising interest rates; (viii) risks associated with effectively evaluating derivatives and hedging activities; (ix) changes in regulations and laws (both domestic and foreign), including changes in accounting standards, environmental laws, occupational, health and safety laws; (x) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (xi) adverse results from ongoing litigation; (xii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xiii) the effect of, or changes in, general economic conditions. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information, such as this news release, as well as other historical data and current Company information can be accessed from the Company's web site at http://www.tyson.com.